SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           CHEM INTERNATIONAL, INC.
                               (Name of Issuer)

                   Common Stock, $.002 Par Value Per Share
                        (Title of Class of Securities)


                                  163527203
                                (CUSIP Number)

                               Michael J. Nita
                            Shanley & Fisher, P.C.
                              131 Madison Avenue
                      Morristown, New Jersey 07962-1979
                                (973) 285-1000
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                June 22, 1998
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

1     NAME(S) OF REPORTING PERSON(S)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Christina Kay
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                  (b)
------------------------------------------------------------------------------

3     SEC USE ONLY
------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)
------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------

  NUMBER OF             (7)   SOLE VOTING POWER . . . . . . . . . . . 100,000
   SHARES
 BENEFICIALLY           (8)   SHARED VOTING POWER . . . . . . . . . . 100,000
  OWNED BY
    EACH                (9)   SOLE DISPOSITIVE POWER. . . . . . . . . 100,000
 REPORTING
  PERSON                (10)  SHARED DISPOSITIVE POWER. . . . . . . . 252,661
   WITH
------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,661  (includes  presently  exercisable  stock  options to  purchase  100,000 shares)
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 6.7%*
------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

* Based on 5,178,300 shares of Common Stock of the Issuer outstanding on June 22, 1998 and assuming reporting person exercised all stock options presently exercisable or exercisable within sixty days to purchase 100,000 shares.

Item 1.     Security and Issuer

            The securities to which this statement relates are shares of common stock, par value $.002 per share (the "Common Stock"), of Chem International, Inc. a Delaware corporation (the "Issuer").

            The principal executive offices of the Issuer are located at 201 Route 22, Hillside, New Jersey 07205.

Item 2.     Identity and Background

            Ms. Kay is currently employed as Vice President and a Director of the Issuer. The business address is c/o Chem International, Inc., 201 Route 22, Hillside, New Jersey 07205. Ms. Kay is the daughter of Mr. E. Gerald Kay, the Chairman and President of the Issuer. Ms. Kay is the sister of Ms. Riva Kay, a Vice President and director of the Issuer. Ms. Kay disaffirms the existence of a group.

            During the last five years, Ms. Kay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Ms. Kay is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

            The following transactions were made by gift on June 22, 1998, for estate planning purposes:

            (1) Mr. Kay transferred by gift 100,000 shares of Common Stock to the Christina Kay Family Trust. Ms. Kay is the beneficiary and co-trustee of the Christina Kay Family Trust and shares voting and dispositive power. Mr. Kay does not have voting or dispositive power with respect to shares held by the trust.

            (2) Ms. Kay transferred by gift 152,661 shares of Common Stock to the Christina Kay Grantor Trust, of which Ms. Kay is the beneficiary. Mr. Kay is the trustee and has sole voting power with respect to shares held by the trust. Mr. Kay and Ms. Kay share dispositive power with respect to shares held by the trust.

Item 4.     Purpose of Transaction

            The transactions described above in Item 3 were made for estate planning purposes.

Item 5.     Interest in Securities of the Issuer

            (a) Ms. Kay is the beneficial owner of 352,661 shares of Common Stock, which represents approximately 6.7% of the Issuer's Common Stock as of June 22, 1998, assuming Ms. Kay's exercise of all outstanding stock options presently exercisable or exercisable within sixty days to purchase 100,000 shares. The shares of Common Stock beneficially owned by Ms. Kay include: (i) 152,661 shares held by the Christina Kay Family Trust, (ii) 100,000 shares held by the Christina Kay Grantor Trust and (iii) presently exercisable options to purchase 100,000 shares of Common Stock, which options were granted under the Issuer's Stock Option Plan.

            (b) Number of shares of Common Stock as to which Ms. Kay has:

                  (i)   Sole power to vote or direct the vote:  100,000

                  (ii)  Shared power to direct the vote:  100,000

                  (iii) Sole  power to  dispose or to direct the  disposition:
                         100,000

                  (iv)  Shared power to dispose or to direct the disposition:
                        252,661

            (c) Except as described in this Statement of this Schedule 13D, Ms. Kay has not had any transactions in Common Stock of the Issuer during the last 60 days.

            (d) Each trust described in Item 3 above has the right to receive dividends from, and proceeds from the sale of, the shares of Common Stock held by it.

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer

            Except for the trusts described in Item 3 above, there are no contracts, arrangements, understandings or relationships involving Ms. Kay with respect to securities of the Issuer.

Item 7.     Material to be Filed as Exhibits

            Exhibit 1   Christina Kay Family Trust
            Exhibit 2   Christina Kay Grantor Trust

                                  SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 1998



                                           /s/ Christina Kay
                                           -----------------
                                           Christina Kay






            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signed this statement shall be typed or printed beneath his signature.

          Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 1001).

                              INDEX TO EXHIBITS

Exhibit Number    Description

      1           Christina Kay Family Trust
      2           Christina Kay Grantor Trust

                     CHRISTINA KAY FAMILY TRUST AGREEMENT

THIS AGREEMENT (hereinafter referred to as the "Agreement") dated the 16th day of April, 1998, by and among E. GERALD KAY, residing at 3 Isabella Place, Glen Rock, New Jersey, as Grantor (hereinafter referred to as the "Grantor"), and CHRISTINA KAY, residing at 1175 York Avenue Apt. 8M, New York, New York, and KEVIN M. KILCULLEN, with an office at 131 Madison Avenue, Morristown, New Jersey as Trustee (together with any other fiduciaries serving hereunder being hereinafter referred to as the "Trustees"):

                             W I T N E S S E T H:

            WHEREAS, the Grantor desires to establish trusts for the management and distribution of any property transferred thereto during his lifetime and after his death; and

            WHEREAS, concurrently with the execution of this Agreement, or as soon as possible thereafter, all of the right, title, and interest in and to the property described in Schedule A, annexed hereto and made a part hereof, shall be transferred to the Trustees, and the Grantor may from time to time transfer to the Trustees' ownership other property.

            NOW, THEREFORE, in consideration of the premises and of the covenants herein contained, the parties hereto agree as follows:

            FIRST:      DAUGHTER'S TRUST.  The Trustees shall hold all
of the property transferred to them, IN TRUST, manage, administer, invest, and reinvest the principal of such trust, collect the income therefrom, and pay over and distribute such income and principal as follows:

                              (1)   Prior to the termination of such
trust, the Trustees (other than the Grantor's daughter, CHRISTINA KAY, if she is acting as Trustee), at any times that they deem it advisable, may pay to or apply for the benefit of the Grantor's daughter, CHRISTINA KAY, so much, all or none of the net income of such trust and such sums out of the principal of such trust (including the whole thereof) as the Trustees, in their sole and absolute discretion, deem advisable to provide for the care, health, maintenance, support, and education (including, but not limited to, elementary, secondary, undergraduate, graduate, and postgraduate education) of the Grantor's said daughter, as well as for any expenses incurred by or for the Grantor's said daughter because of any illness, operation, infirmity, or emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and absolute discretion, deem to be in the best interests of the Grantor's said daughter. Any net income not so paid or applied during any accounting year of such trust shall be accumulated and, at the end of such year added to, and in all respects treated as, principal.

                              (2)   The Trustees shall, at any times that
the Grantor's daughter, CHRISTINA KAY, directs, pay to or apply for the benefit of the Grantor's said daughter such sums out of the principal of such trust (including the whole thereof) the Grantor's said daughter directs to provide for her support in her accustomed manner of living at the death of the Grantor, for her health, and to defray medical, dental, hospital, and nursing expenses, and expenses of invalidism, that she may incur.

                              (3)   In exercising the discretion granted
to them in the immediately preceding paragraph, the Trustees should be mindful that such trust has been created so as not to give rise to the payment of a generation-skipping transfer tax on the death of the Grantor's daughter, CHRISTINA KAY. If the Grantor's said daughter should make any requests for invasions of principal pursuant to the immediately preceding paragraph, the Trustees should encourage the Grantor's said daughter to seek other sources for such funds; however, after providing such encouragement and considering other sources of funds available to the Grantor's said daughter, such invasions may, if the Trustees in their sole and absolute discretion deem it advisable, be made.

                        (C)     Upon the death of the Grantor's said
daughter, CHRISTINA KAY, the Trustees shall dispose of the principal and undistributed income of such trust as follows:

                              (1)   The Trustees, upon the death of the
Grantor's daughter, CHRISTINA KAY, shall transfer and set over the then remaining principal and undistributed income of the trust to such persons, in such portions or amounts, and upon such estates, whether in trust or otherwise, as the Grantor's said daughter may, by her Last Will and Testament, appoint to receive the same; provided, however, that the Grantor's said daughter shall not be deemed to have exercised such general power of appointment unless she specifically refers thereto in her Last Will and Testament; and provided further, however, that such power shall be exercisable only in the event that there is an "inclusion ratio" with respect to the trust of greater than zero, as such term is defined under Section 2642 of the Code.

                              (2)   The Trustees shall pay over and
distribute any remaining principal and undistributed income of such trust not appointed pursuant to the immediately preceding Paragraph to the issue of the Grantor's daughter, CHRISTINA KAY, in such portions or amounts, and upon such estates, whether in trust or otherwise, as the Grantor's said daughter may, her Last Will and Testament, appoint to receive the same; provided, however, that the Grantor's said daughter shall not be deemed to have exercised such limited power of appointment unless she specifically refers thereto in the her Last Will and Testament.

                              (3)   Any portion of the principal and
undistributed income of such trust remaining that the Grantor's daughter, CHRISTINA KAY, shall not have validly appointed by her Last Will and Testament as above provided shall be paid over and distributed to the issue of the Grantor's said daughter who shall then be living at the death of the Grantor's said daughter, per stirpes, or, in default thereof, to the issue of the Grantor who shall then be living, per stirpes; provided, however, that any portion of the principal and income of such trust thus accruing to any grandchild of the Grantor who shall not then have attained the age of fifty (50) years shall not be paid over and distributed to such grandchild, but held, IN FURTHER TRUST, and the Trustees shall invest, reinvest, administer, and distribute such portion in accordance with the provisions of Article SECOND hereof, including the distribution to such grandchild, concurrently with such addition, of any portion thereof that such grandchild would have been entitled to receive pursuant to the terms of such grandchild's trust as a result of having attained the age such grandchild has attained at the time of such addition.

            SECOND:     GRANDCHILD'S TRUST.  The Trustees shall hold,
administer, invest, and reinvest the principal of each trust created hereunder for a grandchild of the Grantor, collect the income therefrom, and distribute such income and principal as follows:

                        (A) Until such grandchild attains the age of twenty-five (25) years, the Trustees, at any times that they deem it advisable, may pay to or apply for the benefit of such grandchild so much, all, or none of the net income of such trust as the Trustees, in their sole and absolute discretion, shall deem advisable to provide for the care, health, maintenance, support, and education (including, but not limited to, elementary, secondary, undergraduate, graduate, and postgraduate education) of such grandchild, as well as for any expenses incurred by or for such grandchild because of any illness, operation, infirmity, or emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and absolute discretion, deem to be in the best interests of such grandchild. Any net income not so paid or applied during any accounting year of such trust shall be accumulated and, at the end of such year added to, and in all respects treated as, principal.

                        (B)   From and after such grandchild's
attainment of the age of twenty-five (25) years, the Trustees shall pay over to such grandchild all of the net income of such trust at convenient intervals but no less frequently than quarter-annually.

                        (C)   Prior to the termination of such trust,
the Trustees, at any times that they deem it advisable, may pay to or apply for the benefit of such grandchild such sums out of the principal of such trust (including the whole thereof) as the Trustees, in their sole and absolute discretion, deem advisable to provide for the care, health, maintenance, support, and education (including, but not limited to, elementary, secondary, undergraduate, graduate, and postgraduate education) of such grandchild, as well as for any expenses incurred by or for such grandchild because of any illness, operation, infirmity, or emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and absolute discretion, deem to be in the best interests of such grandchild.

                        (D) Upon such grandchild attaining the age of thirty (30) years, or upon such trust being created, if such grandchild shall have attained the age of thirty (30) years but shall not have attained the age of forty (40) years, the Trustees shall pay over and distribute to such grandchild one-third (1/3) of the then principal of such trust.

                        (E) Upon such grandchild attaining the age of forty (40) years, or upon such trust being created, if such grandchild shall have attained the age of forty (40) years, the Trustees shall pay over and distribute to such grandchild one-half (1/2) of the then principal of such trust.

                        (F) Upon such grandchild attaining the age of fifty (50) years, the Trustees shall convey and deliver to such grandchild all of the property then belonging to the principal of such trust, together with any undistributed income.

                        (G)   If any grandchild for whom a trust is
established  pursuant to this Agreement  dies before  attaining the age of fifty
(50) years, then upon such grandchild's death, the then remaining principal, together with all undistributed income, of such trust shall be paid over and distributed to the issue of such grandchild who shall then be living, per stirpes, or, in default thereof, to the then living issue of such grandchild's parent who shall have been a descendant of the Grantor, per stirpes, or, in default thereof, to the issue of the Grantor who shall then be living, per stirpes; provided, however, that if any portion of the principal and income of such trust shall accrue to any grandchild of the Grantor who shall not then have attained the age of fifty (50) years, then said portion shall not be paid over to such grandchild, but added to such grandchild's trust, and held, managed, administered, and distributed as though originally part thereof, including the distribution to such grandchild, concurrently with the said addition, of any portion thereof that such grandchild would have been entitled to receive pursuant to the terms of such grandchild's trust as a result of having attained the age such grandchild has attained at the time of such addition.

            THIRD:      ADDITIONS TO TRUST.  The Trustees, at any time,
and from time to time, may receive and accept from the Grantor, the personal representatives of the Grantor, or any other persons, any additions to any trust created hereunder, in the form of cash, securities, or other property, real, personal or mixed. Any and all such additions shall be administered as part of such trust and subject to the terms and conditions of this Agreement.

            FOURTH:     MINOR'S CLAUSE.  (A)  (1)  Should any part of
the principal of any trust created hereunder vest in absolute ownership in a minor, the Trustees of such trust are authorized and empowered, with respect to such part of any such trust, in their sole and absolute discretion (a) to pay over and distribute such part to a custodian for such minor's benefit (until such minor attains the age of twenty-one (21) years) who is already acting or who is selected by the Trustees to act under an applicable Uniform Gifts to Minors Act or Uniform Transfers to Minors Act, and the receipt by such custodian shall constitute a complete discharge of the Trustees for the administration of such part, or (b) to hold, administer, invest, and reinvest such part for such minor's benefit during his or her minority, and to pay to or apply for the benefit of such minor so much, all, or none of the net income and principal of said part as the Trustees, in their sole and absolute discretion, shall deem advisable to provide for the care, maintenance, support, and education (including, but not limited to, elementary, secondary, undergraduate, graduate, and postgraduate education) of such minor, as well as for any expenses incurred by or for such minor because of any illness, operation, infirmity, or emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and absolute discretion, shall deem to be in the best interests of such minor, and to accumulate for the benefit of such minor any such income not so paid or applied. If such minor shall die before attaining majority, such principal and accumulations of income shall be paid over to the estate of such minor.

                              (2)   The authority granted to the Trustees
hereunder shall be in addition to, and not in lieu of, any other alternative available to them with respect to the administration and distribution of such part of the principal of any such trust and it shall be construed as a power only and shall not prevent the absolute vesting thereof in such minor.

                              (3)   In the case of tangible personal
property, the Trustees are authorized and empowered (a) to deliver all or any part of such minor's share of such property directly to such minor or to any person deemed suitable by them for the benefit of such minor, without bond, or
(b) to sell all or any part of such minor's share of such property, publicly or privately, on such terms as they, in their sole and absolute discretion, deem proper, and to add the net proceeds to the part held, administered, invested, or reinvested for such minor's benefit under Paragraph (1) of this Subarticle (A).

                        (B)   (1)   In making payments or applications of
income or principal to or for the benefit of any person, the

Trustees, in their sole and absolute discretion, may, among other methods, pay all or any part of such income or principal to or for the benefit of such person or, in the case of a minor or person under some other legal disability, to such person's parent or to a person with whom he or she may reside or to his or her guardian, committee, or conservator in whatever jurisdiction appointed, or, in the case of a minor, to a custodian for such minor's benefit (until such minor attains the age of twenty-one (21) years) who is already acting or who is selected by the Trustees to act under an applicable Uniform Gifts to Minors Act or Uniform Transfers to Minors Act. The receipt by such minor or other payee shall be a full acquittance to the Trustees to the extent of such payment. The Trustees shall not be bound to see to the application or use of any payment so made.

                              (2)   The Trustees, in determining the
amount of income or principal to be so paid or applied, are authorized, in their sole and absolute discretion, to disregard the amount of income receivable by such person or the extent to which such person may be entitled to or shall receive support from any other person. In no event shall the Trustees be bound by any rule of law that may require impartiality between or among successive beneficiaries.

                        (C)   Any income that the Trustees are
authorized to pay to any adult person pursuant to this Agreement may be applied by the Trustees in their sole and absolute discretion for the benefit of such person.

                        (D) The Trustees, in their capacity hereunder, and any persons to whom the Trustees are authorized hereunder to pay over and distribute a part of the principal of any trust created hereunder, or to pay income for the benefit of a minor or person under some other legal disability, shall serve without bond; and they shall not be required to qualify as a guardian of any minor for whom property is held or income paid pursuant to this Article.

                        (E) For the purposes of this Article, a person who has not attained the age of twenty-one (21) years shall be deemed to be a minor.

            FIFTH:      FIDUCIARY POWERS.  Except as otherwise
expressly provided in this Agreement, the Trustees are authorized and empowered to exercise from time to time, in their sole and absolute discretion and without prior authority from any court, with respect to any property forming part of any trust created hereunder, all powers conferred by law upon trustees, or expressed in this Agreement, and it is the Grantor's intention that such powers shall include the following and be construed in the broadest possible manner.

          (1) Power to retain any property received by them for such length of time as they deem proper, without liability by reason of such retention.

          (2) Power to invest and reinvest in such securities or other property as they may deem proper, whether or not the same be of the kind regarded by law as legal, including, without limitation, mutual funds and common or pooled trust funds.

          (3) Power to hold any and all investments in bearer form or street name, or in their names or in the names of nominees, without disclosing the fiduciary nature of such ownership, or to take and keep such investments unregistered and in such form that they will pass by delivery.

          (4) Power to retain the proceeds from the sale of any assets until such time as they deem it appropriate to invest such funds.

          (5) Power to vote in person or by proxy any shares of stock forming part of any such trust, and to participate in or consent to any recapitalization, reorganization, dissolution, liquidation, merger, or any other action affecting said shares of stock, and to take whatever other action they may, in their sole and absolute discretion, deem advisable in connection with any such shares of stock.

          (6) Power to borrow money or other property, either upon the security of any or all of the assets of any such trust, without security, or otherwise, upon such terms and conditions and for such purposes in connection with the administration of any such trust as they shall deem proper. No lender shall be bound to see to the application of the proceeds, and no Trustee shall be personally liable, but each such loan shall be payable only out of the assets of such trust.

          (7) Power to transfer, grant, bargain, sell, exchange, mortgage, grant options to buy, sell, lease, or otherwise dispose of any or all real or personal property forming part of any such trust at any time, including from the estate of the Grantor, either at public or private sale, for cash or on credit, or partly for cash and partly on credit, upon such terms and conditions, in such manner, and for such purposes as they may deem proper; and to make, execute, acknowledge, and deliver good and sufficient instruments for that purpose. No purchaser, upon any sale or other disposition, shall be bound to see to the application of the proceeds arising therefrom or to inquire into the validity, expediency, or propriety of any such sale or other disposition.

          (8) Power to manage any real property held or possessed by them in such manner as they may deem proper, including (without limitation) to repair, improve, mortgage, lease, insure against loss by fire or other casualties, develop, subdivide, control, partition, rent, or otherwise deal with any such property on such terms and conditions and in such manner as they may deem proper; to make improve ments, structural or otherwise; to abandon the same if they deem it to be worthless or not of suffi cient value to warrant keeping or protecting; to abstain from the payment of taxes, water rents, assessments, repairs, maintenance, and upkeep of the same; to permit the same to be lost by tax sale or other proceeding or convey the same for a nomi nal consideration or without consideration; to set up appropriate reserves out of income for repairs, modernization, and upkeep of buildings, including reserves for depreciation and obsolescence, and to add such reserves to principal, and, if the income from the property itself should not suffice for such purposes, to advance out of other income any sums needed therefor; and, except in the case of a trust for which the marital deduction is allowable in determining the federal estate tax payable by the Grantor, to advance any income of the trust for the amortization of any mortgage or property held in the trust.

          (9) Power to adjust, compromise, or arbitrate claims or demands of, or against, any such trust, whether such claims are due or shall become due in the future, including (without limitation) any overpayment or refund claim, or any deficiency, additional assessment, or other liability relating to any federal, state, county, municipal, foreign, or other tax, irrespective of the nature thereof.

          (10) Power to employ and pay attorneys, paralegals, clerks, employees, agents, accountants, brokers, investment counsel, architects, contractors, sub contractors, surveyors, and such other persons and entities as they may deem advisable upon such terms and conditions as they shall deem proper, and to delegate to any of them discretionary and other powers and authority. Such compensation shall in no event be deducted from any commissions or other compensation payable to them.

          (11) Power to execute and deliver all documents, con tracts, and other instruments necessary or advisable in connection with the administration of any such trust, and no person shall be obliged to see to the application of any money or other property paid or delivered to them, or any of them.

          (12) Power to buy, sell, and trade in securities of any nature (including short sales) on margin, including with the estate of the Grantor, and for such pur poses to maintain and operate margin accounts with brokers, and to pledge any securities held or purchased by them with such brokers as security for loans and advances made to them.

          (13) Power to make loans to such entities, including the estate of the Grantor, in such amounts and on such terms and conditions as they may deem advisable, provided that such loans are in the interest of the beneficiaries of any such trust.

          (14) Power to exercise any option, right, or privilege to convert any securities, subscribe for additional securities, make such conversions or subscriptions, and advance or borrow money to carry out this power.

          (15) Power to obtain insurance of any kind on any real estate forming any part of any such trust and in connection with its management, use, or operation, or personal property used therein or thereon, and in respect of such rents, issues, and profits arising therefrom to make, execute, and file proofs of all losses sustained or claimable thereunder, and all other instruments about the same, and to make, execute, and deliver receipts, releases, or other discharges therefor, under seal or otherwise.

          (16) Power to extend, renew, replace, or increase any mortgages now or hereafter affecting any of said real estate, and for any such purpose to sign, seal, acknowledge, and deliver any and all bonds, and to execute and deliver any notes, and any extension, renewal, consolidation, or apportionment agreements, or any other instruments, sealed or unsealed, that may be useful or necessary to accomplish any such purposes.

          (17) Power to extend the time for payment of any bonds, notes, or other obligations or mortgages, including mortgage participation certificates, held by them, or of any principal or installment of principal, or interest or installment of interest, and to hold any such bonds, notes, or other obligations or mortgages after maturity as past due, and to consent to the alteration and modification of any terms thereof, including the waiver of defaults.

          (18) Power to foreclose any mortgages held by them or to compromise or settle claims thereunder, and to take title to or manage the property, or any part thereof either temporarily or permanently, and in whole or partial satisfaction of any claim there under to protect such property against, or redeem it from, foreclosure for nonpayment of taxes, assessments, or other liens, and to insure, main tain, protect, and repair such property.

          (19) Power to hold,  administer,  invest,  and  reinvest  the separate trusts created hereunder, or any portion thereof, in such consolidated funds as they may, in their sole and absolute discretion, determine. For such purposes, division of the funds into the shares need be made only on the Trustees' books of accounts and in such books, each trust shall be allotted its proportionate part of the principal and income of such consolidated fund, and charged with its proportionate part of the expenses there of.

          (20) Power to permit any person having any interest in the income of any such trust to occupy any real property forming part of such trust upon such terms as my Trustees shall deem proper, whether rent-free or in consideration of the payment, insurance, maintenance, and ordinary repairs, or otherwise.

          (21) Power to enter into any leases, without application to any court, on any real or personal property upon such terms and conditions as they, in their sole and absolute discretion, may deem proper, irrespec tive of the terms of said leases and the fact that the leases may extend beyond the statutory period, and to renew, extend, amend, change, or modify the terms of any leases, consent to the assignment of leases, contract to make leases, and grant options to lease and renew leases.

          (22) As to each such trust, power to exercise all of the powers granted and all the duties imposed hereunder until such time after termination of that trust as the property included in that trust has been fully distributed.

          (23) Power to exercise generally with respect to any and all property, real or personal, held hereunder all rights, powers, and privileges that may be lawfully exercised by persons owning similar property in their own individual right.

            (24)  Power to exercise stock options.

          (25) Power, where they deem the applicable law to be unclear or uncertain, to allocate to income or to principal or to apportion between income and principal receipts, disbursements, depreciation, depletion, and amortization in such manner as they shall deem proper.

          (26) Power to buy any improved or unimproved real property, at public or private sale, for cash or on credit, or partly for cash and partly on credit, subject to existing mortgages, for such purposes and on such terms and conditions as they shall deem advisable.

          (27) Power to join with any persons or nominees in the incorporation of any and all corporations for such purposes, such period of time, and upon such terms and conditions respecting the organization, operation, and maintenance thereof (including, without limitations, the adoption of bylaws, rules and regulations) as they shall deem advisable, and to pay for the stock of any such corporation with any and all or all of the assets of any such trust, and to contribute to the capital of such corpora tion, or to lend to it, any or all of the assets of any such trust.

          (28) To join with any other persons or nominees in any partnership, whether general or limited, or in any joint venture or other business association for such purposes and for such period of time as they deem advisable, and to contribute to the capital of any such partnership, joint venture, or other business association, or to lend to it, any or all of the assets of any such trust.

            SIXTH:      FIDUCIARY LIABILITY.  In the administration of
any trust created hereunder, the Grantor directs that:

                        (A) In any case in which they are required to divide any such trust, or any portion thereof, into parts or shares, or are required to distribute the same, or any portion thereof, or any part or share into which the same shall have been divided, to any beneficiaries, the Trustees, in their sole and absolute discretion, may make such division or distribution wholly in kind, wholly in cash, or partly in each, may distribute different property interests having varying income tax bases to the several beneficiaries, elect to have any such trust recognize gain or loss on any such distribution in accordance with Section 643 of the Code, and the choice and relative values of the property so divided or distributed shall, in the absence of fraud or bad faith, be binding and conclusive on everyone interested therein, and the Trustees shall in no event be accountable for any error of judgment or discretion in exercising the power and authority conferred herein. Any property so distributed shall be valued at the dates of such distributions.

                        (B)   Any individual Trustee acting hereunder
shall not be accountable for any loss that may occur to any such trust as a result of the exercise of, or the refusal to exercise, any of the powers or discretions vested in such Trustee unless such losses shall result from bad faith or fraud on the part of such Trustee.

                        (C)   No loss whatever resulting to any such
trust through the ownership or operation of any business by the Trustees, or as a result of the building, construction, or erection by the Trustees of any building, improvements, or structures, whether the same be carried on by a corporation, partnership, proprietorship, or otherwise, shall be chargeable against any individual Trustee personally.

                        (D) The Trustees may consult with counsel and shall be fully protected in any course of conduct taken in good faith in accordance with the advice of counsel.

                        (E)   All powers, authority or discretion
granted herein to the Trustees shall apply to all property held by them pursuant to the powers in trust provisions set forth herein.

                        (F)   (1)   No Trustees shall be disqualified
from acting hereunder or from exercising any power granted herein because they may hold an interest in property in which any such trust may also hold an interest, or be a creditor of any such trust, or be an employee or agent of, or the holder of an interest in, any business, sole proprietorship, partnership, joint venture, association, corporation, or otherwise in which any such trust may hold an interest, or by reason of the fact that they may also be serving as executors of the Grantor's estate or trustees of any trust created under the Grantor's Last Will and Testament.

                              (2)   The Trustees may be employed or
engaged in any capacity by, or render services to, any such trust, or be employed or engaged by any corporation, partnership, joint venture, association, sole proprietorship, or other entity in which any such trust may have an interest, and the Trustees shall be entitled to receive and to retain (in addition to their remuneration for services as such hereunder) such compensation, perquisites, and reimbursements of expenses in connection with such services, payable in such manner, and upon such terms and conditions, as the Trustees, in their sole and absolute discretion, shall deem proper.

                              (3)   The Trustees are further authorized,
notwithstanding any provision of law to the contrary, to act on behalf of any such trust, or on behalf of any corporation, estate, trust, partnership, joint venture, association, sole proprietor ship, or other entity in which any such trust has an interest, to deal and have transactions of every kind or nature, either with themselves or with any corporation, estate, trust, partnership, joint venture, association, sole proprietorship, or other entity in which the Trustees may have an interest, either personally or as a fiduciary, and either directly or indirectly, upon such terms and conditions as the Trustees, in their sole and absolute discretion, shall deem advisable, including, if appropriate, provision for a reasonable profit from such transactions, and any and all such transactions or dealings shall be proper and valid if made in good faith, and shall be fully binding upon any such trust, notwithstanding any such interest on the Trustees' part, and under no circumstances shall there arise any presumption of fraud or other impropriety on the part of the Trustees in relation to any such transactions or dealings.

            SEVENTH:    MISCELLANEOUS ADMINISTRATIVE PROVISIONS.

                        (A) Any provision of this Agreement to the contrary notwithstanding, if, in the sole and absolute discretion of the Trustees the principal of any trust created hereunder is so small that it would be inadvisable to continue to hold it in trust, the Trustees, at any time, may terminate such trust and convey all of the then principal and net income thereof to the persons then entitled to the income thereof (or if any such person is then a minor, to any person to whom such income may be paid hereunder), free of trust.

                        (B) If at any time any trust is to be created hereunder there shall be an existing trust with identical dispositive provisions and no conflicting administrative provisions, the Trustees, in their sole and absolute discretion, may transfer the assets of the trust to be created hereunder to the trustees of said existing trust, said assets to be added to the principal of such trust and to be administered and disposed of in all respects as a integral part of such trust.

            EIGHTH:     ACCEPTANCE OF TRUST.  The Trustees hereby
expressly undertake and assume any trust created hereunder and agree to carry out the provisions of this Agreement. Any successor Trustee shall qualify by executing an instrument, duly acknowledged, by which he, she, or it expressly agrees to assume any trust created hereunder and to carry out the provisions hereof.

            NINTH:      SPENDTHRIFT CLAUSE.  Payments of both income
and principal shall be made as directed under the terms of this Agreement and no beneficiary hereunder shall have the right to alienate, anticipate, assign, or pledge such payments without first securing the consent of the Trustees. Any endeavor by any beneficiary to circumvent this direction in any manner shall be wholly disregarded by the Trustees, and shall be void.

            TENTH:      CONSTRUCTION.  (A)  Throughout this Agreement,
the term "Trustees" is used to denote the fiduciaries acting under this Agreement from time to time without regard to the number or the gender thereof.

                        (B)   All references made and all nouns and
pronouns used herein shall be construed in the singular or plural and in such gender as the sense and circumstances require.

                        (C)   The provisions of this Agreement shall
apply, as the sense and circumstances require, to any Successor Trustees appointed herein or hereunder.

            ELEVENTH:   RELATIONSHIPS.  For all purposes under this
Agreement, whether for the determination of relationships or other wise,

                        (A)   An adopted child shall be considered to
have, and shall be accorded, exactly the same status as a child born to the adopting parent in lawful wedlock.

                        (B)   Except as provided in Subarticle (A) of
this Article, a child born out of wedlock whose natural parents do not thereafter marry as of the date any property hereunder would otherwise devolve to such child, and all issue of such child, shall not be considered to have, and shall not be accorded, any rights hereunder, unless such child has been specifically named as a beneficiary in this Agreement.

            TWELFTH:    GOVERNING LAW.  (A)  This Agreement, and any
trusts created hereunder, shall be construed in accordance with, and the rights of all persons hereunder governed by, the laws of New Jersey insofar as they can be applied.

                              (B)   The Trustees are specifically
authorized to transfer the governance and construction of any trust created hereunder to any other state of the United States. Nothing in this Agreement shall be construed to limit the authority of the Trustees to so transfer. The Trustees are held harmless and indemnified for any action relating to jurisdictional transfer.

            THIRTEENTH:       IRREVOCABILITY.  This Agreement may not be
altered, amended, revoked, or terminated in any respect whatsoever by anyone, and in no event shall any part of the principal of any trust created hereunder revert to the Grantor; and in no event shall the Grantor, ever act as a Trustee hereunder.

            FOURTEENTH:       BOND EXEMPTION.  Each Trustee shall be
exempt from giving any bond or other security in any jurisdiction. If, notwithstanding this direction, any bond is required by law, statute, or rule of court, no surety shall be required thereon.

            FIFTEENTH:        RESIGNATION.  Any Trustee may resign as a
Trustee hereunder without prior approval of any court by delivering to the Grantor, if he is living, or if to each and every adult beneficiary hereunder, a written notice of such resignation.

            SIXTEENTH:        RULE AGAINST PERPETUITIES.  Anything
hereinbefore to the contrary notwithstanding, unless sooner terminated pursuant to the provisions of Article SECOND, any trust created hereunder shall terminate no later than twenty-one (21) years after the death of the Grantor, and the Grantor's issue who shall be living on the date of the execution of this Agreement, and the then remaining principal and undistributed income of such trust shall be paid over and distributed to the beneficiary to whom, or for whose benefit, the income thereof is then to be paid or applied, or, in the discretion of the Trustees, may be so paid or applied.

            SEVENTEENTH:            DELEGATION OF DUTIES.  If and as long
as two (2) or more Trustees are acting hereunder, then any one such Trustee is authorized, at any time and from time to time, by revocable power of attorney in writing delivered to all such other Trustees, to delegate to any one or more of them any duty or power of a ministerial nature, including, but not limited to, the power to delegate banking transactions (including the check writing function). The revocation of any such delegation shall be in writing and delivered to all such other Trustees then acting.

            EIGHTEENTH:       SUCCESSOR TRUSTEES.  (A)  E. GERALD KAY
may, during his lifetime, pursuant to an instrument executed by him (which he may alter or supersede from time to time) and acknowledged in the same manner as is then required to record deeds of real estate in the State of New Jersey and delivered to the then acting Trustees hereunder:

                              (1)   Designate one or more suitable
individuals (other than the Grantor, or corporations (and may fix the order in which such individuals or corporations shall serve) as Successor Trustees; and

                              (2)   Eliminate or change the order of
succession of any Co-Trustees or Successor Trustees designated in this Article or hereafter designated pursuant to this Subarticle.

                        (B)   (1)   Any provisions of this Agreement to
the contrary notwithstanding, no Trustee hereunder shall have any power or discretion, or be deemed to be a Trustee, with respect to payments or applications of income or principal, or allocations of receipts or expenses between income and principal, to or for the use or benefit of (a) himself or herself as a beneficiary of any trust created hereunder, or (b) any person whom said Trustee, in his or her individual capacity, is legally obligated to support, if such payment, application, or allotment shall constitute a discharge of any part of such Trustee's legal support obligation.

                              (2)   Any provision of this Agreement to
the contrary notwithstanding, the discretionary power to pay or apply trust principal to or for the use or benefit of any trust beneficiary shall be exercised solely by such Trustees other than any Trustee who has a beneficial interest in the remainder of such trust that would cause the exercise of such power to be treated as a gift by such Trustee for federal gift tax purposes. If at any time there is no Trustee qualified and acting who does not have such an interest, such powers shall be exercised by all the Trustees (subject to any other provision of this Agreement restricting the exercise of such powers) in their sole and absolute discretion, but solely for the purpose of enabling the beneficiary to maintain his or her accustomed standard of living and for his or her reasonable support, education, maintenance, and health.

                        (C) Subsequent to the death of the Grantor, if any individual is acting as sole Trustee of any trust created hereunder for the benefit of himself or herself, irrespective of the cause thereof, he or she must designate, pursuant to an instrument acknowledged in the same manner as is then required to record deeds of real estate in the State of New Jersey, one or more suitable individuals or corporations to act as Co-Trustees with him or her, it being the Grantor's intention that no individual shall ever act as sole Trustee of his or her own trust.

                        (D)   Subsequent to the death of the Grantor,
the beneficiary of any trust established hereunder shall have the right to remove any Co-Trustee acting hereunder by delivering a written instrument to such Co-Trustee acknowledged in the manner as is then required to record deeds of real estate in the State of New Jersey; provided, however, that said right of removal may be exercised by such beneficiary only three (3) times during such beneficiary's lifetime; and provided further, however, that such beneficiary must then designate a corporate banking institution or trust company then having assets under management in excess of ONE BILLION ($1,000,000,000) DOLLARS to serve as Co-Trustee of such trust if one is not then serving, it being the Grantor's intention that any Co-Trustee removed pursuant to this Paragraph (E) shall be replaced by a corporate banking institution or trust company.

                  (E) The last acting individual sole Trustee for whom no designated successor shall be available to act for any reason whatsoever may, pursuant to a written instrument; executed by him or her during his or her lifetime (which he or she may alter or supersede from time to time), acknowledged in the same manner as is then required to record deeds of real estate in the State of New Jersey or by his or her Last Will and Testament duly admitted to probate, designate one or more individuals and/or corporate banking institutions (and may fix the order in which such individuals and/or corporate banking institutions shall serve) as co-Trustee or co-Trustees, to serve with such sole individual Trustee, and/or as successor Trustee or Trustees, to succeed such sole individual Trustee, in the event he or she shall cease to act as Trustee hereunder, for any reason whatsoever.

                        (F)   The relevant provisions of N.J.S.A. 3B:11-
4.1, et seq., shall modify, as applicable, the foregoing provisions of this Article.

            NINETEENTH:       GENERATION-SKIPPING TRANSFER TAX PROVISIONS.
     (A) The Grantor gives the Trustees the power in their sole and absolute discretion to divide property in any trust being held hereunder into two separate trusts representing fractional shares of the property being divided, one to have an inclusion ratio (as defined in Section 2642(a)(1) of the
Code) of one (1) and the other to have an inclusion ratio of zero (0). If such a division is made, the two separate trusts shall have terms identical to the trust that has been divided, except as hereinafter specifically provided in the immediately succeeding Subarticle, and except that any right of withdrawal granted to any beneficiary over the principal of the separate trust that is exempt from the generation-skipping transfer tax shall not be exercisable until the principal of the separate trust that is not exempt from the generation-skipping transfer tax has been exhausted.

                        (B)   Notwithstanding anything hereinabove set
forth with respect to a trust for any beneficiary hereunder, if any trust has been divided into two separate trusts pursuant to the immediately preceding
Subarticle, in determining the amount of any discretionary principal distributions or mandatory principal distributions on reaching a stated age which may or shall be made to any beneficiary from such trusts, the Trustees shall look to the total principal held in such trusts for such beneficiary in de termining the amount of any such permissible or required principal distributions, and the Grantor directs that, to the extent possible, any payment of principal to such beneficiary shall be made from any separate trust for such beneficiary that is not exempt from the generation-skipping transfer tax.

            IN WITNESS WHEREOF, the Grantor and Trustees have hereunto set their hands and seals the day and year first above written.

/s/ Tracy Daniel                          /s/ E. Gerald Kay     (L.S.)
----------------                          -----------------
                                          E. GERALD KAY, Grantor

/s/ Tracy Daniel                          /s/ Christina Kay      (L.S.)
----------------                          -----------------
                                          CHRISTINA KAY, Trustee

/s/ Diane M. Flynn                        /s/ Kevin M. Kilcullen (L.S.)
------------------                        -----------------------------
                                          KEVIN M. KILCULLEN, Trustee

                                  SCHEDULE A

100,000 shares of Chem International Restricted Common Stock

STATE OF NEW JERSEY     )
                              ss.:
COUNTY OF   UNION       )


      BE IT REMEMBERED, that on this 16TH day of April, 1998, before me, the subscriber, personally appeared E. GERALD KAY, who, I am satisfied, is the Grantor mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon he acknowledged that he signed, sealed and delivered the same as his voluntary act and deed, for the uses and purposes therein expressed.


                                     /s/Kevin M. Kilcullen
                                     ---------------------
                                     KEVIN M. KILCULLEN
                                     Attorney at Law
                                     State of New Jersey

STATE OF NEW JERSEY     )
                              ss.:
COUNTY OF UNION   )


      BE IT REMEMBERED, that on this 16th day of April, 1998, before me, the subscriber, personally appeared CHRISTINA KAY, who, I am satisfied, is one of the Trustees mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon she acknowledged that she signed, sealed and delivered the same as her voluntary act and deed, for the uses and purposes therein expressed.


                                    /s/Kevin M. Kilcullen
                                    ---------------------
                                     KEVIN M. KILCULLEN
                                     Attorney at Law
                                     State of New Jersey

STATE OF NEW JERSEY     )
                              ss.:
COUNTY OF   MORRIS      )
      BE IT REMEMBERED, that on this 16th day of April, 1998, before me, the subscriber, personally appeared KEVIN M. KILCULLEN, who, I am satisfied, is the Trustee mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon he acknowledged that he signed, sealed and delivered the same as his voluntary act and deed, for the uses and purposes therein expressed.

                                     /s/ Diane M. Flynn
                                     ------------------

                                       DIANE M. FLYNN
                                       Attorney at Law
                                       State of New Jersey

                                A G R E E M E N T



                                 By and Between,




                             CHRISTINA KAY, Grantor,



                                      -and-



                             E. GERALD KAY, Trustee,





                       ---------------------------------

                               DATED: June 4, 1998
                       ---------------------------------






                             SHANLEY & FISHER, P.C.
                               131 Madison Avenue
                        Morristown, New Jersey 07962-1979
                                 (201) 285-1000

                           CHRISTINA KAY GRANTOR TRUST

            T H I S A G R E E M E N T, made this 4th day of June, 1998, by and between CHRISTINA KAY, residing in New York, New York, as Grantor (hereinafter referred to as the "Grantor"), and E. GERALD KAY, residing at Isabella Place, Glenn Rock, New Jersey, as Trustee (together with any other fiduciaries serving hereunder being hereinafter referred to as the "Trustees"):

                             W I T N E S S E T H:

            WHEREAS, the Grantor is desirous of relieving herself of the administration of the property described in SCHEDULE A annexed hereto;

            NOW, THEREFORE, in consideration of the premises and of the covenants herein contained, the Grantor has herewith delivered, and does hereby grant, convey, assign and set over to the Trustees, the property described in SCHEDULE A annexed hereto, IN TRUST, NEVERTHELESS, for the following uses and purposes:

            FIRST:      GRANTOR'S LIFETIME.  The Trustees shall hold
the said trust fund, including any other cash, securities or other property, real, personal or mixed, at any time forming a part of this trust (hereinafter sometimes referred to as the "CHRISTINA KAY GRANTOR TRUST"), and shall collect and receive the income thereof, and shall apply, pay over and distribute such income and principal as hereinafter provided:

            (A) Until the termination of the trust, as hereinafter provided in Subarticle (C) of this Article, the Trustees shall pay over and distribute the net income of the trust to or for the benefit of the Grantor, at convenient intervals, but not less frequently then annually.

            (B) Until the termination of the trust, as hereinafter provided in Subarticle (C) of this Article, the Trustees, at any time or times that they deem it advisable, may pay or apply to or for the benefit of the Grantor such sum or sums out of the principal of the CHRISTINA KAY GRANTOR TRUST, as the Trustees, in their sole and nonreviewable discretion, shall deem advisable to provide for the care, maintenance, support and education (including, but not limited to, elementary, secondary, under graduate, graduate and postgraduate education), of the Grantor, as well as for any expenses incurred by or for the Grantor because of any illness, operation, infirmity, emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and nonreviewable discretion, shall deem to be in the best interests of the Grantor.

            (C) The Trust created hereunder shall terminate upon the earliest of the following events:

                  (1) The attainment of the age of forty-three (43) years by the Grantor;

                  (2)   The death of the Grantor's father, E. GERALD
KAY; or

                  (3) The death of the Grantor.

            (D) Upon the termination of the CHRISTINA KAY GRANTOR TRUST, the Trustees are directed to make the following dis tributions:

                  (1) If the Grantor is then living, the Trustees shall pay over and distribute the entire then remaining principal and undistributed income of the trust fund to the Grantor.

                  (2) If the Grantor is not then living, the Trustees shall pay over and distribute the entire then remaining principal and undistributed income of the trust fund to the then living issue of the Grantor, per stirpes; and in default of such issue, the same shall be paid over and distributed to the then living issue of the Grantor's parents, per stirpes. In default of such issue of the Grantor's parents the same shall be paid over and distributed to those persons who would take, and in such shares as they would take, under the laws of intestate succession of the State of New Jersey, from the estate of the Grantor, as if the Grantor had died on the date of the termination of the trust and the Grantor's entire estate had consisted of the principal of the trust fund.

            SECOND: ADDITIONS TO TRUST. The Trustees, at any time, and from time to time, may receive and accept from the Grantor and/or the personal representatives of the Grantor, and/or from any other person or persons, any additions to any trust fund created hereunder, in the form of cash, stock, securities or other property, real, personal or mixed. Any and all such additions shall be administered as part of said trust fund and subject to the terms and conditions of this trust agreement.

            THIRD:      MINOR'S CLAUSE.  (A) Should any part of any
trust created hereunder, vest in absolute ownership in any minor, the Trustees of such trust are authorized, with respect to such part of the principal thereof, in their sole and nonreviewable discretion, in each such case; (l) to pay over and distribute such part to a custodian for such minor designated under an applicable UNIFORM GIFTS TO MINORS ACT or UNIFORM TRANSFERS TO MINORS ACT, and the receipt of such custodian shall constitute a complete discharge of the Trustees' responsibility for the administration of such part; or (2) to hold, administer, invest and reinvest such part for such minor's benefit during his or her minority, and to pay or apply to or for the benefit of such minor, so much, all or none of the net income and principal of said part as the Trustees, in their sole and nonreviewable discretion, shall deem advisable to provide for the care, maintenance, support and education (including, but not limited to, elementary, secondary, undergraduate, graduate and postgraduate education) of such minor, as well as for any expenses incurred by or for him or her because of any illness, operation, infirmity, emergency, or for such other purposes, irrespective of cause or need, as the Trustees, in their sole and nonreviewable discretion, shall deem to be in the best interests of such minor, and to accumulate for the benefit of such minor any such income not so applied or paid. The authority granted to the Trustees hereunder shall be in addition to, and not in lieu of, any other alternative available to them with respect to the administration and distribution of such part of the principal of such trust, and it shall be construed as a power only and shall not operate to suspend the absolute ownership of such part, or of such accumulations of income, if any, of such minor, nor shall it prevent the absolute vesting thereof in such minor.

            (B) Whenever, pursuant to any provisions of this Agreement, the Trustees are authorized to pay or to apply any in come or principal to or for the benefit of a minor, the Trustees may, in their sole and nonreviewable discretion, make such payment or application by expending the same directly for the benefit of such minor, or by paying the amount so to be paid or applied to the parent or legal guardian of such minor, or to the person with whom such minor may reside, or to a person standing in loco parentis to such minor, or to a custodian for such minor designated under an applicable UNIFORM GIFTS TO MINORS ACT or UNIFORM TRANSFERS TO MINORS ACT, or directly to such minor, or otherwise, as the Trustees may, from time to time, deem expedient, and the receipt of such minor or such other payee shall be a full acquittance to the Trustees to the extent of such payments.

            (C) Any income which the Trustees are authorized to pay to any adult person pursuant to this Agreement, may be applied by the Trustees, in their discretion, for the benefit of such person.

            (D) The Trustees, in their capacity hereunder, and any person or persons to whom the Trustees are authorized hereunder to pay over and distribute a part of the principal of any trust created hereunder, or to pay income for the benefit of a minor, shall serve without bond; and they shall not be required to qualify as a guardian of either the person or property of any minor for whom property is held or income paid pursuant to the provisions of this Article.

            FOURTH: FIDUCIARY POWERS. In the administration of any trust created hereunder, the Trustees shall have the following powers, which in each and every instance may be exercisable by them at such times (if at all), in such manner, and in accordance with such criteria, as they, in their sole discretion, shall deem appropriate. It is the Grantor's intention that such powers shall include the following and shall be construed in the broadest possible manner.

            (1) To retain any investment and property which may be received by them for such length of time as may seem proper, without liability by reason of such retention and without limitation as to the length of such time. It is specifically acknowledged that the trustee shall hold the shares of stock of Chem International, Inc., and the ownership interests in Gerob Associates, L.P., and Vitamin Realty Associates, L.L.C. (collectively referred to as the "Business Interests").

            (2) To make such investments and reinvestments of principal and accumulated income as they may consider proper, without limitation to what are known as legal or trust investments. Any such investments may be held in bearer form, or in the name of the Trustees, or in the name of a nominee or nominees.

            (3) To retain cash or the proceeds from the sale of any assets until such time or times as they deem it appropriate to invest such funds.

            (4) To enter into any lease or leases, without application to any court, of any or all real or personal property held hereunder, for such period (whether or not the same expires prior to or extends beyond the actual or probable duration of any trust created hereunder), and upon such terms and conditions as they shall deem advisable.

            (5) To borrow money or property, either upon the security of any or all of the assets of any trust created hereunder, or without security or otherwise, upon such terms and conditions and for such purposes in connection with the administration of such trust as to them shall seem proper; PROVIDED, HOWEVER, no pledge of the Business Interests may be made without the prior written consent of the Grantor.

            (6) To grant, bargain, sell, exchange, mortgage, grant options to buy, or otherwise dispose of any or all real property, at any time held hereunder, and/or any interest in any business which may come into their hands as part of any trust created hereunder, either at public or private sale, for cash or on credit, or partly for cash and partly on credit, upon such terms and conditions, in such manner and for such purposes, and either in whole or in part, as they may deem proper; and to make, execute, acknowledge and deliver good and sufficient instruments for that purpose; PROVIDED, HOWEVER, that in no event shall such sale or disposition be for less than an adequate consideration in money or moneys worth. No purchaser, upon any sale or other disposition, shall be bound to see to the application of the moneys or property arising therefrom or to inquire into the validity, expediency or propriety of any such sale or disposition.

            (7) To maintain and insure all real and personal property, and to develop, repair, remodel, alter, build on, improve, rebuild or reconstruct any or all real property, either by building, constructing or erecting new buildings or by repairing, remodeling, altering, rebuilding or reconstructing existing buildings, for such purposes, to any and every extent, and in such manner as they may deem proper, and to borrow moneys in connection therewith upon the security of any such real property and/or of any or all other assets of any trust created hereunder; PROVIDED, HOWEVER, no pledge of the Business Interests may be made without the prior written consent of the Grantor.

            (8) To foreclose any mortgage or mortgages, and to take title to the property or any part thereof affected by such mortgage, or, in their discretion, to accept a conveyance of any property in lieu of foreclosure, and to collect the rents and income therefrom, either through a receiver or directly and to protect such property against foreclosure under any mortgage that shall be a prior lien on said property, or to redeem from foreclosure under any such mortgages, as well as to protect such property against nonpayment of taxes, assessments or other liens.

            (9) To adjust, compromise or arbitrate claims or demands of, or against, any trust created hereunder, whether such claims are due or shall become due in the future, including without limitation any overpayment or refund claim, or any deficiency, additional assessment or other liability, relating to any Federal, state, county, municipal or other tax irrespective of the nature thereof.

            (10) To grant options and execute option agreements with respect to the sale or lease of real property held by them hereunder, without obligation to repudiate the same in favor of better offers.

            (11) To engage such attorneys, clerks, employees, agents, accountants, brokers, investment counsel, officers, ar chitects, contractors, subcontractors, surveyors and such other individuals, firms or corporations, as they shall deem necessary or helpful in connection with the administration of any trust created hereunder, at such wages, fees, compensation, remuneration, commission rates, prices, consideration or otherwise, and upon such terms and conditions, as they shall deem proper, in cluding without limitation the right to deposit with them any property of any trust created hereunder, and to delegate to any of them discretionary and other powers and authority. Such compensation shall in no event be deducted from any commissions or other compensation payable to the Trustees.

            (12) In any case where the applicable law is unclear or uncertain, to allocate to income or to principal, or to apportion between income and principal, receipts, disbursements, depletion and depreciation in such manner as they shall deem proper.

            (13) To execute and deliver all documents, contracts and instruments necessary or advisable in connection with the administration of any trusts created hereunder.

            (14) To purchase any improved or unimproved real property, at public or private sale, for cash or on credit, or partly for cash and partly on credit, and/or subject to an existing mortgage or mortgages, for such purposes and upon such terms and conditions as they shall deem advisable.

            (15) To continue to hold and administer the interest in any business of which the Grantor may be the owner, whether such ownership be as an individual, partner, joint venturer, or stockholder, or otherwise, or to engage in and operate any business, for such purposes, in such manner, and for such period of time, as they shall deem proper, and to apply to the conduct of any such business any or all of the assets of any trust created hereunder.

            (16) To dissolve or to participate in the dissolution of any partnership in which the Grantor shall have an inter est or in which the Trustees, in the administration of any trust created hereunder, shall hold an interest, or of which they shall become a member, whether such dissolution is by agreement, by operation of law, or by the judgment of any court, and to enter into any agreements with respect thereto, upon such terms and conditions as they shall deem proper.

            (17) To buy, sell and trade in securities of any nature, including short sales, on margin, and for such purposes to maintain and operate margin accounts with brokers, and to pledge any securities held or purchased by them with such brokers as security for loans and advances made to them; PROVIDED, HOWEVER, it is the Grantor's general intent that any investments, other than the Business Interests, be invested in a balanced portfolio of high grade debt and equity investments in publicly-held securities readily tradable on an established securities market; PROVIDED FURTHER, HOWEVER, no disposition of the Chem International, Inc. stock then held as an asset of this trust may be made without the prior written consent of the Grantor

            FIFTH:      FIDUCIARY LIABILITY.  In the administration of
any trust created hereunder, the Grantor directs that:

            (A) In any case in which the Trustees are required to divide any trust created hereunder, or any portion thereof, into parts or shares, and/or is required to distribute the same, or any portion thereof, or any part or share into which the same shall have been divided, either to a single distributee, or to two (2) or more distributees, they, in their sole discretion, may make such partition, division or distribution wholly in kind or in money, or partly in kind or in money, and may distribute different property interests having varying income tax bases to the several distributees, and the choice and relative value of the property or money so distributed, partitioned or divided shall, in the absence of fraud or bad faith, be binding and conclusive on everyone interested therein, and they shall not be accountable for any error of judgment or discretion in exercising the power and authority herein conferred.

            (B) The Trustees shall not be accountable for any loss which may occur to any trust herein created as a result of the exercise of, or the refusal to exercise, any of the powers or discretions vested in them unless such losses shall result from bad faith or fraud on the part of the Trustees.

            (C) No loss whatever resulting to any trust created hereunder, through the ownership or operation of any business by the Trustees, or as a result of the building, construction or erection by him of any building, improvements or structures, whether the same be carried on by a corporation, partnership, proprietorship, or otherwise, shall be chargeable against the Trustees personally.

            (D) In each and every instance where the Trustees have the discretion to pay all or any part of the income and/or principal of any trust created hereunder, to any beneficiary, or to apply the same for his or her benefit, the Trustees may take into consideration, but shall not be required to do so, any other income or property which may be available to such beneficiary, including the support which a husband or parent does provide, or is obligated to provide.

            (E) All the powers granted herein to the Trustees are in addition to the powers granted to them by operation of law.

            (F) The Trustees may consult with counsel and shall be fully protected in any course of conduct taken in good faith in accordance with the advice of counsel.

            (G) The Trustees may exercise all of the power and authority conferred upon them herein with respect to all property held under a power in trust.

            (H) No Trustee shall be disqualified from acting hereunder or from exercising any power granted herein because they may hold an interest in property in which any trust created here under shall also hold an interest, or be a creditor of any such trust, or be an employee or agent of, or the holder of any interest in, any business, sole proprietorship, joint venture, partnership, association, corporation, or otherwise in which any trust created hereunder may hold an interest, or by reason of the fact that they may also be serving as an executor of the Grantor's estate or the trustee of any trust established under the Grantor's Last Will and Testament.
            The Trustees may be employed and/or engaged, in any capacity, or render services to any trust created hereunder, and/or may be employed and/or engaged by any corporation, partnership, joint venture, association, sole proprietorship, or other entity in which any such trust may have an interest, and they shall be entitled to receive and to retain (in addition to their remuneration for services as Trustees hereunder) such compensation, perquisites and reimbursements of expenses in connection with such services, payable in such manner, and upon such terms and conditions, as they, in their discretion, shall deem proper.

            The Trustees are further  authorized,  notwithstanding any provision of law to the contrary in acting on behalf of any trust created hereunder, or on behalf of any corporation, trust, part nership, joint venture, association, sole proprietorship, or other entity in which any trust created hereunder shall have an interest, to deal and have transactions of every kind or nature, either with themselves, or with any corporation, estate, trust, partnership, joint venture, association, sole proprietorship, or other entity in which they may have an interest, either personally or as a fiduciary, and either directly or indirectly, upon such terms and conditions as they, in their discretion, shall deem advisable and any and all such transactions shall be fully binding upon any trust created hereunder notwithstanding any such interest on his part, and under no circumstances shall there arise any presumption of fraud or other impropriety on the part of the Trustees in relation to any such transactions or dealings.

            SIXTH:      ACCEPTANCE OF TRUST.  The Trustees hereby
expressly undertake and assume any trust hereby created and agrees to carry out the provisions of this Agreement. Any successor Trustees shall qualify by executing an instrument in writing, duly acknowledged, by which he, she or it expressly agrees to assume any trust created hereunder and to carry out the provisions hereof.

            SEVENTH: SPENDTHRIFT CLAUSE. The interest of any beneficiary under these trusts, either in income or in principal, or in both, shall not be subject to sale, assignment, pledge or transfer in any manner, and such interest shall not be liable or subject in any manner while in the possession of the Trustees for the debts, contracts, obligations, liabilities, engagements, undertakings or torts of any such beneficiary. No beneficiary shall have the power in any manner to anticipate, charge or encumber his or her interest, either in income or in principal, or in both.

            EIGHTH:     CONSTRUCTION.  Whenever in this Agreement the
word "Trustees" is used, it shall be construed to include the Trustees and their Successor or Successors in office, and all reference to such Trustees shall be construed in the singular or plural, and in such gender as the sense and circumstances require.

            NINTH:      IRREVOCABILITY.  Except as hereinafter provided
in Subarticle ELEVENTH (A), this Trust may not be terminated, revoked, altered, amended or changed in any respect whatsoever by anyone.

            TENTH:      BOND EXEMPTION.  No bond or other security
shall be required of the Trustees in any jurisdiction in which they may be called upon to act.

            ELEVENTH:   SUCCESSOR TRUSTEES.  (A) E. GERALD KAY, while
acting as a Trustee and with the prior written consent of the

Grantor, may, by a written instrument executed by him, at any time, and from time to time, eliminate and/or add any person or persons as a Co-Trustee, Co-Trustees, successor Trustee or successor Trustees and/or change the order of succession of any successor Trustee or Trustees named herein and/or hereafter designated by him.

            (B) The last acting individual sole Trustee for whom no designated Successor Trustee shall be available to act for any reason whatsoever, may, by a written instrument executed by him or her during his or her lifetime (which he or she may alter or supersede from time to time), acknowledged in the same manner as is then required to record deeds of real estate in the State of New Jersey, or by his or her Last Will and Testament duly admitted to probate, designate one or more individuals and/or corporate banking institutions (and may fix the order in which such individuals and/or corporate banking institutions shall serve) as Successor Trustee or Successor Trustees, to succeed such sole Trustee in the event that he or she shall cease to act as Trustee hereunder for any reason whatsoever.

            TWELFTH:    RESIGNATION.  The Trustees, or Successor
Trustees, shall have the right to resign at any time by delivery of notice in writing to the Grantor.

            THIRTEENTH: TAX CLAUSE. If any executor, administrator, or other person acting in a fiduciary capacity for the estate of the Grantor has paid death taxes levied or assessed under the provisions of any State and/or Federal inheritance or succession tax or estate tax laws now existing or hereafter enacted, and if under the provisions of any such law any or all of the trust property is required to be included in the gross estate of the Grantor, the Trustees are directed to reimburse such executor, administrator, or other person acting in a fiduciary capacity for that proportionate part of the inheritance, succession, estate and/or death taxes, including interest and penalties thereon, paid by reason of the inclusion of the trust property in the gross estate of the Grantor. The Trustees shall be entitled to rely conclusively upon the determination of such executor, administrator, or other person acting in a fiduciary capacity, as to the necessity for the inclusion of any or all of the trust property in the gross estate of the Grantor, and as to the determination of the proportionate part of such taxes, interest and penalties payable by reason of such inclusion.

            FOURTEENTH:       GRANTOR TRUST.  This shall be a Grantor
trust for Federal and New York tax purposes, but shall be governed by, and interpreted in accordance with, the laws of the State of New Jersey.

            FIFTEENTH:                    RELATIONSHIPS.  For all purposes
under this instrument, whether for the determination of relationships or otherwise, adopted children, whether of the Grantor or of any other person, shall be considered to have, and shall be accorded, exactly the same status as children born to the adopting parent in lawful wedlock.

            IN WITNESS WHEREOF, the Grantor and Trustees have here unto set their hands and seals the day and year first above written.

Signed, Sealed and Delivered

    In the Presence of:


/s/ Kevin M. Kilcullen                   /s/ Christina Kay    (L.S.)
----------------------                   -----------------
                                             CHRISTINA KAY, Grantor



/s/ Kevin M. Kilcullen                   /s/ E. Gerald Kay      (L.S.)
----------------------                   -----------------
                                             E. GERALD KAY, Trustee

                                   SCHEDULE A

                                 List of Assets

$10 cash

STATE OF NEW JERSEY       )
                          :  SS.:
COUNTY OF UNION                          )


            BE IT REMEMBERED, that on this 4TH day of June, 1998, before me, the subscriber, personally appeared E. GERALD KAY, who, I am satisfied, is the Trustee mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon he acknowledged that he signed, sealed and delivered the same as his voluntary act and deed, for the uses and purposes therein ex pressed.


                                       /s/Kevin M. Kilcullen
                                       ---------------------

                                       KEVIN M. KILCULLEN
                                       Attorney at Law
                                       State of New Jersey

STATE OF NEW JERSEY       )
                          : SS.:
COUNTY OF UNION           )


            BE IT REMEMBERED, that on this 4TH day of June, 1998, before me, the subscriber, personally appeared CHRISTINA KAY, who, I am satisfied, is the Grantor mentioned in the within instrument, to whom I first made known the contents thereof, and thereupon she acknowledged that she signed, sealed and delivered the same as her voluntary act and deed, for the uses and purposes therein ex pressed.


                                       /s/ Kevin M. Kilcullen
                                       ----------------------

                                       KEVIN M. KILCULLEN
                                       Attorney at Law
                                       State of New Jersey